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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 7, 2003

BUHRMANN NV

(Translation of Registrant's Name into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated May 7, 2003

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	7 May 2003 006	Telefax +31 (0)20 651 10 00 E-mail corpcomm@buhrmann.com
BUHRMANN FIRST QUARTER 2003 RESULTS		Website www.buhrmann.com
	1st quarter			change at constant rates
x EUR million			change in EUR
	2003	2002
Net sales	2,153.6	2,546.6	-15.4%	-5.5%
EBITDA*	135.1	130.4	3.6%	18.2%
Net profit**	91.0	36.9	147%	191%
Net result	77.7	18.5

In euro
Net profit** per share (fully diluted)	0.57	0.22	159%	190%
Key figures excluding exceptional items
Net profit** (EUR mln)	5	36.9	-87%	-78%
Net profit** per share (fully diluted—in euro)	0.02	0.22	-91%

*
Earnings Before Interest, Tax, Depreciation and Amortisation (of goodwill).

**
Net profit from operations before amortisation of goodwill.

OUTLOOK

        We expect second quarter 2003 results to be lower than the second quarter of last year. For the remainder of the year, the expected continuation of positive available cash flow will contribute to a further decline in net debt. Implemented and planned cost reduction measures will further contribute to the earnings development. Given the continued uncertain economic situation we refrain from giving an earnings forecast for the full year 2003.

CEO's STATEMENT

        Commenting on the developments in the first quarter of 2003, Buhrmann CEO Frans Koffrie said: "We are beginning to reap the fruits of last year's cost reductions and efficiency improvement initiatives in all divisions. In North America we managed to achieve an improvement in margins over the previous quarters, despite the fact that there is no notable improvement in economic circumstances. In Europe market conditions remain difficult, and we do not anticipate an improvement in the short-term. Nevertheless, aided by a disciplined approach to working capital management, cash flow remains strong. This allows us to further reduce debt and weather the adverse market circumstances."

SUMMARY FIRST QUARTER 2003

  •
  Organically sales increased by 1% in the Office Products North America Division, while in the other divisions sales declined organically. This resulted in a 4% organic decrease in sales for the total Buhmann Group. First quarter net sales totalled EUR 2,154 million (first quarter 2002: EUR 2,547 million). The 15% decrease includes a 10% negative effect caused by currency exchange rate movements (mainly due to an 18% drop in the average exchange rate of the US dollar against the Euro).

  •
  Net profit from operations before amortisation of goodwill totalled EUR 91 million, including EUR 56 million of exceptional items and a tax benefit of EUR 30 million. Excluding these items first quarter net profit from operations before amortisation of goodwill totalled EUR 5 million (first quarter 2002: EUR 37 million). Per ordinary share net profit on operations before amortisation of goodwill totalled EUR 0.57 (excluding exceptional items and tax benefit EUR 0.02).

  •
  Cash flow from operational activities totalled EUR 83 million positive (first quarter 2002: EUR 75 million negative), aided by continued stringent working capital management. Average working capital over the quarter decreased from 13.6% to 13.5% of sales.

  •
  Interest-bearing net debt was further reduced to EUR 1,636 million from EUR 1,735 million at year-end 2002 (including a EUR 41 million positive translation effect) and EUR 2,183 million at the end of the first quarter of last year (including a EUR 295 million positive translation effect).

KEY FINANCIAL INFORMATION

CASH FLOW AND FINANCING

        Working capital continued to benefit from our stringent management focus. While the normal seasonal upward movement resulted in a minor increase compared to the previous quarter, working capital requirements were lower compared to the first quarter of 2002. Cash flow from operational activities amounted to a positive EUR 83 million in the first quarter (2002: EUR 75 million negative). Apart from working capital improvements, this was also attributable to the inclusion of the indemnity payment.

        Net interest-bearing debt was reduced by EUR 99 million to EUR 1,636 million from EUR 1,735 million at the end of 2002 and EUR 2,183 million a year ago. As a consequence of early repayments of bank debts in March 2003, no mandatory redemptions remain this year. Debt as a percentage of shareholders' equity improved from 96% at the end of 2002 to 88% at the end of the first quarter of 2003. Group equity as a percentage of total assets improved from 33.5% at the end of 2002 to 36% at the end of the first quarter of 2003.

        The four quarter rolling cash interest cover at the end of the first quarter was 2.7 times, which equals the level at the end of the corresponding period a year ago.

EXCEPTIONAL ITEMS

        As announced in February, the first quarter results includes an indemnity payment of EUR 79 million, awarded to Buhrmann as the outcome of an arbitration case. After deduction of costs and taxes, this has resulted in an exceptional operating profit of EUR 58 million. Furthermore, we recorded an exceptional operating expense of EUR 2 million. Following the receipt of the indemnity payment, we acknowledged a tax benefit of EUR 30 million resulting from the release of a valuation allowance regarding the former ISD* (France) investments.

* ISD=The Information Systems Division which was divested in May 2000.

REVIEW BY ACTIVITY

TOTAL OFFICE PRODUCTS OPERATIONS
(NORTH AMERICA, EUROPE & AUSTRALIA DIVISIONS)

	1st quarter			change at constant rates
x EUR million			change in EUR
	2003	2002
Net sales	1,381.3	1,666.7	-17.1%	-3.4%
Added value	374.2	460.9	-18.8%	-4.9%
EBITA	51.2	86.1	-40.5%	-28.8%
Average capital employed	969.9	1,280.4	-24.3%	-10.1%
Ratios
Added value/net sales	27.1%	27.7%
EBITA/net sales	3.7%	5.2%
EBITA/average capital employed	21.1%	26.9%

        First quarter office products sales totalled EUR 1,381 million (first quarter 2002: EUR 1,667 million). Worldwide office products sales decreased by 1% organically in the first quarter of 2003, compared to the first quarter of last year, while eCommerce sales increased to over 30% of Buhrmann's office products sales. This corresponds with an annual run-rate of EUR 1.7 billion. Average capital employed decreased sharply, particularly as a result of various initiatives in the area of working capital management as well as the impact of currency exchange rate movements. Our global office products distribution operations continued to be successful in winning new accounts in the large account customer segment.

OFFICE PRODUCTS NORTH AMERICA

	1st quarter
x EUR million			change in EUR	change at constant rates
	2003	2002
Net sales	1,003.3	1,270.9	-21.1%	-4.1%
Added value	275.4	355.8	-22.6%	-5.4%
EBITA	43.0	71.0	-39.4%	-25.4%
Average capital employed	767.6	1,067.0	-28.1%	-11.7%
Ratios
Added value/net sales	27.5%	28.0%
EBITA/net sales	4.3%	5.6%
EBITA/average capital employed	22.4%	26.6%

        The Office Products North America Division completed the implementation of its ISIS single operating system, entered the Mexican market, and added new functionalities to its award winning E-Way internet ordering tool. First quarter sales totalled EUR 1,003 million (first quarter 2002: EUR 1,271 million). Organic sales growth was 1%, compared to the first quarter of last year.

        The division recorded a further proportionate increase in sales of contract items, continued to increase its computer supplies business, and strengthened its position in the large account customer segment. Despite the continued shift in the sales mix towards lower margin sales, the division's progress in margin management is demonstrated by maintaining a sound gross margin. Added value as a percentage of sales totalled 27.5% in the first quarter of 2003, compared to 28.0% a year ago. First quarter operating profit (EBITA) totalled EUR 43 million. As a percentage of sales EBITA recovered to 4.3%, from 2.1% in the fourth quarter and 3.4% in the third quarter of 2002.

OFFICE PRODUCTS EUROPE/AUSTRALIA

	1st quarter
x EUR million			change in EUR	change at constant rates
	2003	2002
Net sales	378.0	395.8	-4.5%	-1.6%
Added value	98.8	105.1	-6.0%	-3.3%
EBITA	8.2	15.1	-45.5%	-42.9%
Average capital employed	202.2	213.4	-5.3%	-3.0%
Ratios
Added value/net sales	26.1%	26.6%
EBITA/net sales	2.2%	3.8%
EBITA/average capital employed	16.3%	28.3%

        First quarter sales of the combined Office Products Europe and Australia Divisions totalled EUR 378 million (first quarter 2002: EUR 396 million). The overall 4% organic sales decline was similar to the rate of decline in the fourth quarter of 2002 and is mainly attributable to continued weak market conditions in the large account customer segments in the UK and the Netherlands, partly offset by the Australian operations that continued to realise higher sales. In addition, in countries in which we have a strong presence in the customer segment of small and medium-sized enterprises, our operations reported continued sales growth. Added value remained relatively stable in most countries, with the notable exception of Germany. Operational costs are developing as planned, which includes some incidental expenses related to a new warehouse in Australia. The Office Products Europe Division has continued the extension of its product offer with the introduction of office products, paper, and computer supplies that are being marketed under its own brand name, Corporate Express. By further streamlining the European branch network, we work on realising envisioned cost savings. In Australia and New Zealand, we are successfully continuing product assortment extensions.

PAPER MERCHANTING

	1st quarter
x EUR million			change in EUR	change at constant rates
	2003	2002
Net sales	710.3	780.0	-8.9%	-5.4%
Added value	112.4	120.4	-6.7%	-2.6%
EBITA	14.6	19.8	-25.9%	-22.9%
Average capital employed	622.0	683.0	-8.9%	-5.7%
Ratios
Added value/net sales	15.8%	15.4%
EBITA/net sales	2.1%	2.5%
EBITA/average capital employed	9.4%	11.6%

        First quarter sales of the Paper Merchanting Division totalled EUR 710 million (first quarter 2002: EUR 780 million). The division reported an organic decline of 7% in first quarter sales, against the background of a further weakening of the commercial print market in Europe, which is reflected in a 4% drop in volumes and 3% lower average prices. While the market volume continued to decrease, Buhrmann's Paper Merchanting Division maintained its leading position without compromising its margins. As a consequence of our decisions to withdraw from business that yields unsatisfactory returns, we have sacrificed volume in France and Germany. Added value as a percentage of sales improved to 15.8%, compared to 15.4% in the first quarter 2002. Operating profit (EBITA) totalled EUR 15 million (first quarter 2002: EUR 20 million).

GRAPHIC SYSTEMS

	1st quarter
x EUR million
	2003	2002	change
Net sales	62.1	100.0	-37.9%
Added value	15.5	24.3	-36.0%
EBITA	-8.9	0.5
Average capital employed	133.2	125.1	6.5%
Ratios
Added value/net sales	25.0%	24.3%
EBITA/net sales	-14.4%	0.5%
EBITA/average capital employed	-26.8%	1.7%

        The Graphic Systems Division recorded lower sales and earnings results. First quarter sales totalled EUR 62 million (first quarter 2002: EUR 100 million), decreasing by 25% organically. The first quarter is traditionally the weakest quarter for graphic equipment sales. In addition, the overall sales figure was affected by the negative effect this quarter of EUR 13 million, due to a change in Dutch accounting guidelines requiring to record equipment sales after installation, instead of after delivery. The effect on first quarter EBITA was EUR 2 million. The full year effect on sales and EBITA is estimated to be EUR 35 million and EUR 8 million respectively. Meanwhile, the division continues to build successfully on its offer of services, supplies, and spare parts. Added value as a percentage of sales increased to 25.0% in the first quarter of 2003 (first quarter 2002: 24.3%). First quarter operating result (EBITA) was a EUR 9 million loss (first quarter 2002: EUR 0.5 million profit).

HOLDINGS

        First quarter operating result (EBITA) includes some small incidental expenses, as well as the exceptional items of EUR 56 million.

Note to editors

        There will be a conference call today for analysts starting at 10:00 a.m. CET, that will be webcast live on www.buhrmann.com (a link can be found within the investor relations section under "Conference Calls and Presentations"). It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0)45 - 631 6905. The audio archive on our website will be operational shortly after the call.

        The publication of the second quarter results is scheduled for 7 August 2003, and of the third quarter results for 7 November 2003. Further details can be found on our corporate website: www.buhrmann.com

For more information, please contact: Buhrmann Corporate Communications Ewold de Bruijne Tel. +31 20 651 10 34 e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Carl Hoyer Tel. +31 20 651 10 42 e-mail: carl.hoyer@buhrmann.com

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

        With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 10 billion with around 25,000 employees in over 30 countries.

Safe Harbour Statement

        Statements included in this press release which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations and the other risks described from time to time in the Company's filings with the US Securities and Exchange Commission, including the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 17, 2002. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Accounting policies

        Buhrmann's accounting policies did not change compared with the principles applied in the Group's financial statements for 2002, with the exception of:

  •
  Exceptional items—In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items (270.4) applicable in the Netherlands, results that are not directly related to normal business operations in the period under review are treated as exceptional (comparable 2002 figures will be restated).

  •
  Revenue recognition (for equipment sales of the Graphic Systems Division)—Following the release of the new Guideline for Annual Reporting on Revenue Recognition (270.2) from 2003 onwards the equipment sales are recorded at the time of installation, instead of at delivery.

        It is noted that, as per2002 financial statements, working capital as part of capital employed has been presented excluding cash, deposits, accruals for income tax and interest. This change has been implemented in the figures retrospectively. In addition, as per Annual Report 2002, organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary, and the change in the sales recognition of the Graphic Systems Division.

        The figures included in this report were not audited by the external accountant.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	1st quarter
in millions of euro
	2003	2002	change
Net sales	2,153.6	2,546.6	(15.4%)
Cost of sales	(1,651.5)	(1,941.1)	(14.9%)

Added value	502.1	605.6	(17.1%)
Operating costs	(422.9)	(475.1)	(11.0%)
Exceptional operating costs	(1.8)	—
Exceptional operating income	57.7	—

EBITDA	135.1	130.4	3.6%
Depreciation	(27.9)	(29.7)	(6.0%)

EBITA	107.2	100.8	6.4%
Amortisation of goodwill	(13.4)	(18.4)	(27.2%)

Operating result (EBIT)	93.8	82.4	13.9%
Net financing costs	(46.8)	(50.2)
Result on ordinary operations before tax	47.0	32.2
Taxes	2.7	(11.1)
Exceptional tax items	30.0	—
Other financial results	—	(0.0)
Minority interests	(2.1)	(2.5)

Net result on ordinary operations	77.7	18.5	319.4%
Extraordinary result net	(0.0)	(0.0)

Net result	77.7	18.5	319.4%

Net profit on ordinary operations before amortisation of goodwill	91.0	36.9	146.6%

Net profit on ordinary operations before amortisation of goodwill and exceptional items	5.1	36.9
Ratios
Added value as a % of net sales	23.3%	23.8%
EBITDA as a % of net sales	6.3%	5.1%
EBITA as a % of net sales	5.0%	4.0%
EBIT as a % of net sales	4.4%	3.2%
Ratios, excluding exceptional operating costs/income ("E")
EBITDAE as a % of net sales	3.7%	5.1%
EBITAE as a % of net sales	2.4%	4.0%
EBITE as a % of net sales	1.8%	3.2%

NET RESULT PER SHARE, FULLY DILUTED

	1st quarter
in millions of euro
	2003	2002
Net result from ordinary operations	77.7	18.5
Dividend preference shares A	(2.8)	(2.8)

Net result on ordinary operations for ordinary shares	74.9	15.7
Add back: amortisation of goodwill	13.4	18.4

Total (before amortisation of goodwill)	88.3	34.1
Average number of ordinary shares basic (x 1,000)	132,113	131,342
Options	—	—
Conversion preference shares C	23,469	22,194

Average number of ordinary shares fully diluted (x 1,000)	155,582	153,536
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.57	0.22

CONSOLIDATED CASH FLOW STATEMENT

	1st quarter
in millions of euro
	2003	2002
EBITDA	135.1	130.4
Additions to/(release of) provisions	3.8	(5.6)

Operating result on a cash basis	138.9	124.8
(Increase)/decrease in inventories	(6.2)	(7.9)
(Increase)/decrease in trade receivables	119.3	94.1
Increase/(decrease) in trade creditors	(163.9)	(274.1)
(Increase)/decrease in other receivables and liabilities	41.6	45.3

(Increase)/decrease in working capital	(9.2)	(142.6)
Financial payments	(35.5)	(49.9)
Other operational payments	(11.3)	(7.4)

Cash flow from operational activities	82.9	(75.1)
Investments in tangible fixed assets	(18.1)	(30.6)
Acquisitions, integration and divestments	(6.8)	(58.5)

Available cash flow	58.0	(164.2)
Cash flow from financing activities	(11.6)	34.2

Net cash flow	46.4	(130.0)

CONSOLIDATED BALANCE SHEET

			31 December
	31 March
in millions of euro
	2003	2002	2002
Fixed assets	2,807.0	4,044.2	2,861.4
Current assets, inventories of trade goods	674.1	767.8	682.7
Current assets, trade receivables	1,354.4	1,754.5	1,506.2
Current assets, other receivables	259.0	371.8	321.0
Cash	55.0	37.6	37.0

Total assets	5,149.5	6,975.9	5,408.4
Group equity
Shareholders' equity	1,808.8	2,669.4	1,768.9
Other group equity	44.2	39.9	41.3

	1,853.1	2,709.4	1,810.2
Provisions	332.5	446.7	337.2
Long-term loans	1,620.0	2,113.2	1,677.7
Current liabilities, interest bearing	71.3	107.5	94.3
Current liabilities, trade creditors	876.3	1,080.1	1,063.7
Current liabilities, other not interest bearing	396.4	519.1	425.4

Total liabilities	5,149.5	6,975.9	5,408.4
Working capital	1,097.1	1,407.4	1,102.6
Capital employed	3,402.2	4,820.7	3,482.5
Interest-bearing net debt	1,636.3	2,183.1	1,735.0

FINANCIAL RATIOS

	31 March		31 December
	2003	2002	2002
Interest cover (EBITDA/Cash interest) 4 quarter rolling	2.7	2.7	2.6
Group equity in % of total assets	36.0%	38.8%	33.5%
Interest-bearing debt in % of group equity	88.3%	80.6%	95.8%

EQUITY PER SHARE

	31 March		31 December
	2003	2002	2002
Basic number of ordinary shares outstanding (x 1,000)	132,113	131,342	132,113
Basic shareholders' equity per share (in euro)	9.22	15.99	8.93
Fully diluted number of ordinary shares outstanding (x 1,000)	155,582	153,520	155,270
Fully diluted shareholders' equity per share (in euro)	10.46	16.21	10.20

EQUITY RECONCILIATION

	31 March		31 December 2002
	2003	2002
Shareholders' equity at the start of the reporting period	1,769	2,634	2,634
Net result year to date	78	19	(588)
Dividend ordinary shares for 2001	—	—	(10)
Dividend ordinary shares for 2002	—	—	—
Net proceeds issue ordinary shares	—	—	—
Accrual dividend preference shares A 2002	—	—	(11)
Accrual dividend preference shares A 2003	—	—
Translation differences	(38)	16	(256)

Shareholders' equity at the end of the reporting period	1,809	2,669	1,769

FIGURES PER DIVISION

NET SALES

	1st quarter
in millions of euro
	2003	2002	change
Office Products North America	1,003.3	1,270.9	(21.1%)
Office Products Europe/Australia	378.0	395.8	(4.5%)
Paper Merchanting	710.3	780.0	(8.9%)
Graphic Systems	62.1	100.0	(37.9%)

Buhrmann	2,153.6	2,546.6	(15.4%)

ADDED VALUE

	1st quarter
in millions of euro
	2003	2002	change
Office Products North America	275.4	355.8	(22.6%)
Office Products Europe/Australia	98.8	105.1	(6.0%)
Paper Merchanting	112.4	120.4	(6.7%)
Graphic Systems	15.5	24.3	(36.0%)

Buhrmann	502.1	605.6	(17.1%)

ADDED VALUE as a % of NET SALES

	1st quarter
	2003	2002
Office Products North America	27.5%	28.0%
Office Products Europe/Australia	26.1%	26.6%
Paper Merchanting	15.8%	15.4%
Graphic Systems	25.0%	24.3%
Buhrmann	23.3%	23.8%

OPERATING RESULT (EBITA/EBIT)

	1st quarter
in millions of euro
	2003	2002
Office Products North America	43.0	71.0
Office Products Europe/Australia	8.2	15.1
Paper Merchanting	14.6	19.8
Graphic Systems	(8.9)	0.5
Holdings	50.3	(5.6)

EBITA	107.2	100.8
Goodwill	(13.4)	(18.4)

EBIT	93.8	82.4

ROS—% (EBITAE/EBITE as a % of net sales)
excluding exceptional operating costs/income

	1st quarter
	2003	2002
Office Products North America	4.3%	5.6%
Office Products Europe / Australia	2.2%	3.8%
Paper Merchanting	2.1%	2.5%
Graphic Systems	(14.4%)	0.5%
Holding EBITA as a % of Buhrmann's total net sales	(0.3%)	(0.2%)
Buhrmann, before amortisation of goodwill (EBITAE)	2.4%	4.0%
Buhrmann, after amortisation of goodwill (EBITE)	1.8%	3.2%

AVERAGE CAPITAL EMPLOYED

	1st quarter
in millions of euro
	2003	2002
Office Products North America	767.6	1,067.0
Office Products Europe / Australia	202.2	213.4
Paper Merchanting	622.0	683.0
Graphic Systems	133.2	125.1
Other activities and holdings	23.4	15.5

Buhrmann, excluding goodwill	1,748.4	2,103.9
Goodwill	1,755.3	2,702.9

Buhrmann, including goodwill	3,503.7	4,806.8

ROCE in %

	1st quarter
	2003	2002
Office Products North America	22.4%	26.6%
Office Products Europe / Australia	16.3%	28.3%
Paper Merchanting	9.4%	11.6%
Graphic Systems	(26.8%)	1.7%
Buhrmann, excluding goodwill	24.5%	19.2%
Buhrmann, including goodwill	10.7%	6.9%

ORGANIC GROWTH OF SALES

	1st quarter
	2003	2002
Office Products North America	1%	(6%)
Office Products Europe / Australia	(4%)	(2%)
Paper Merchanting	(7%)	(4%)
Graphic Systems	(25%)	(18%)

Buhrmann	(4%)	(5%)

NUMBER OF EMPLOYEES

	31 March
			31 December 2002
	2003	2002
Office Products North America	11,885	13,709	12,211
Office Products Europe / Australia	6,055	6,209	6,023
Paper Merchanting	5,314	5,487	5,411
Graphic Systems	1,148	1,151	1,139
Holdings	73	73	74

Buhrmann	24,474	26,629	24,858

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in millions of euro	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Net sales	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9	2,448.2
Cost of sales	(1,651.5)	(1,884.4)	(1,880.4)	(1,988.8)	(1,941.1)	(2,088.9)	(1,980.0)	(2,062.5)	(1,880.6)

Added value	502.1	540.1	528.5	578.7	605.6	620.1	600.5	607.5	567.6
Operating costs	(422.9)	(428.7)	(432.7)	(460.7)	(475.1)	(473.3)	(487.7)	(486.5)	(431.4)
Exceptional operating costs	55.9	0.1	—	—	—	—	—	—	—

EBITDA	135.1	111.4	95.8	118.0	130.4	146.8	112.8	120.9	136.2
Depreciation	(27.9)	(28.4)	(27.6)	(28.0)	(29.7)	(22.1)	(29.4)	(29.7)	(27.5)

EBITA	107.2	83.0	68.2	90.0	100.8	124.8	83.4	91.2	108.6
Amortisation of goodwill	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)

Operating result (EBIT)	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6	73.5	94.0
Net financing costs	(46.8)	(41.9)	(48.9)	(57.8)	(50.2)	(50.4)	(53.9)	(54.7)	(51.2)
Result on ordinary operations before tax	47.0	(548.8)	2.5	14.5	32.2	57.1	11.7	18.8	42.7
Taxes	32.7	1.9	(1.7)	(6.5)	(11.1)	(8.2)	(3.2)	(3.0)	(9.1)
Other financial results	—	3.0	0.2	12.6	(0.0)	(0.1)	(0.7)	(2.4)	0.0
Minority interests	(2.1)	(2.7)	(3.3)	(3.7)	(2.5)	(2.0)	(2.6)	(2.2)	(2.2)

Net result on ordinary operations	77.7	(546.7)	(2.3)	17.0	18.5	46.9	5.2	11.2	31.4
Extraordinary result net	(0.0)	(74.3)	0.0	0.0	(0.0)	(9.3)	(0.3)	(50.0)	20.0

Net result	77.7	(621.0)	(2.3)	17.0	18.5	37.6	4.9	(38.8)	51.4

Net result on ordinary operations before amortisation of goodwill	91.0	43.3	14.4	34.8	36.9	64.1	23.0	29.0	46.1

RATIOS
Added value as a % of net sales	23.3%	22.3%	21.9%	22.5%	23.8%	22.9%	23.3%	22.8%	23.2%
EBITDA as a % of net sales	6.3%	4.6%	4.0%	4.6%	5.1%	5.4%	4.4%	4.5%	5.6%
EBITA as a % of net sales	5.0%	3.4%	2.8%	3.5%	4.0%	4.6%	3.2%	4.5%	4.4%
EBIT as a % of net sales	4.4%	(20.9%)	2.1%	2.8%	3.2%	4.0%	2.5%	2.8%	3.8%

FIGURES PER DIVISION NET SALES

in millions of euro	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Office Products North America	1,003.3	1,142.6	1,203.5	1,313.8	1,270.9	1,337.4	1,334.2	1,372.9	1,175.8
Office Products Europe / Australia	378.0	384.0	370.2	390.0	395.8	402.9	387.4	384.1	321.9
Paper Merchanting	710.3	731.4	725.9	750.7	780.0	782.4	743.4	775.1	824.9
Graphic Systems	62.1	166.5	109.3	112.9	100.0	186.2	115.6	137.8	125.6

Buhrmann	2,153.6	2,424.5	2,408.9	2,567.5	2,546.6	2,709.0	2,580.6	2,669.9	2,448.2

OPERATING RESULT (EBITA/EBIT)

in millions of euro	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Office Products North America	43.0	24.2	40.9	61.0	71.0	60.6	53.8	59.9	68.2
Office Products Europe / Australia	8.2	19.0	17.0	13.1	15.1	20.7	14.0	8.1	10.5
Paper Merchanting	14.6	22.1	13.6	18.3	19.8	28.5	16.7	20.6	27.6
Graphic Systems	(8.9)	17.3	2.0	3.2	0.5	19.3	3.8	7.1	7.4
Holdings	50.3	0.3	(5.3)	(5.5)	(5.6)	(4.3)	(4.9)	(4.5)	(5.0)

EBITA	107.2	83.0	68.2	90.0	100.8	124.8	83.4	91.2	108.6
Goodwill	(13.4)	(590.0)	(16.7)	(17.8)	(18.4)	(17.2)	(17.8)	(17.8)	(14.7)

EBIT	93.8	(507.0)	51.4	72.2	82.4	107.5	65.6	73.5	94.0

AVERAGE CAPITAL EMPLOYED

in millions of euro	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Office Products North America	767.6	839.2	870.1	972.1	1,067.0	1,017.5	1,071.9	1,114.6	980.6
Office Products Europe / Australia	202.2	212.1	212.0	207.8	213.4	230.1	232.3	236.4	197.7
Paper Merchanting	622.0	670.9	689.6	687.0	683.0	684.5	693.6	714.7	698.0
Graphic Systems	133.2	120.9	121.0	123.6	125.1	120.2	121.2	118.6	115.6
Other activities and holdings	23.4	26.2	23.8	17.4	15.5	16.1	(4.2)	(4.3)	5.8

Buhrmann, excluding goodwill	1,748.4	1,869.2	1,916.6	2,007.9	2,103.9	2,068.5	2,114.9	2,180.0	1,997.7
Goodwill	1,755.3	2,265.8	2,447.3	2,578.7	2,702.9	2,644.9	2,695.4	2,665.6	2,211.6

Buhrmann, including goodwill	3,503.7	4,135.0	4,363.9	4,586.6	4,806.8	4,713.4	4,810.2	4,845.7	4,209.3

ROCE (IN %)

	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Office Products North America	22.4%	11.6%	18.8%	25.1%	26.6%	23.8%	20.1%	21.5%	27.8%
Office Products Europe / Australia	16.3%	35.8%	32.0%	25.1%	28.3%	36.0%	24.1%	13.8%	21.3%
Paper Merchanting	9.4%	13.2%	7.9%	10.7%	11.6%	16.6%	9.6%	11.5%	15.8%
Graphic Systems	(26.8%)	57.3%	6.5%	10.2%	1.7%	64.2%	12.6%	24.0%	25.5%
Buhrmann, excluding goodwill	24.5%	17.8%	14.2%	17.9%	19.2%	24.1%	15.8%	16.7%	21.8%
Buhrmann, including goodwill	10.7%	(49.0%)	4.7%	6.3%	6.9%	9.1%	5.5%	6.1%	8.9%

NET RESULT PER SHARE, FULLY DILUTED

	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Per ordinary share (in euro)
Net result from ordinary operations available to holders of ordinary shares before amortisation of goodwill	0.57	0.26	0.08	0.21	0.22	0.40	0.13	0.17	0.35

CONSOLIDATED CASH FLOW STATEMENT

in millions of euro	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
EBITDA	135	111	96	118	131	147	113	121	136
Additions to / (release of) provisions	4	5	—	1	(6)	2	13	(3)	1

Operating result on a cash basis	139	116	96	119	125	149	126	118	137
(Increase) / decrease in inventories	(6)	30	(16)	5	(8)	31	19	36	(1)
(Increase) / decrease in trade receivables	119	28	125	(52)	94	50	89	15	54
Increase / (decrease) in trade creditors	(164)	73	(120)	149	(274)	180	(76)	13	(136)
(Increase) / decrease in other receivables and liabilities	42	(36)	26	(16)	45	(69)	28	(60)	34
(Increase) / decrease in working capital	(9)	95	15	86	(143)	192	60	4	(49)
Financial payments	(36)	(49)	(46)	(56)	(50)	(52)	(63)	(64)	(50)
Other operational payments	(11)	(20)	(12)	(11)	(7)	3	(37)	(1)	(4)

Cash flow from operational activities	83	142	53	138	(75)	292	86	57	34
Investments in tangible fixed assets	(18)	(30)	(16)	(30)	(31)	(21)	(42)	(28)	(36)
Acquisitions, integration and divestments	(7)	(5)	(11)	43	(58)	(55)	(70)	(566)	52

Available cash flow	58	107	26	151	(164)	216	(26)	(537)	50
Cash flow from financing activities	(12)	(145)	60	(157)	34	(163)	(9)	137	455

Net cash flow	46	(38)	86	(6)	(130)	53	(35)	(400)	505

ORGANIC GROWTH OF SALES

	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Office Products North America	1%	(3%)	3%	0%	(6%)	(4%)	0%	(1%)	2%
Office Products Europe / Australia	(4%)	(4%)	(5%)	1%	(2%)	(2%)	6%	2%	9%
Paper Merchanting	(7%)	(5%)	(3%)	(3%)	(4%)	(6%)	(5%)	1%	10%
Graphic Systems	(25%)	(10%)	(7%)	(18%)	(18%)	(2%)	1%	8%	0%

Buhrmann	(4%)	(4%)	0%	(2%)	(5%)	(4%)	0%	1%	5%

EXCHANGE RATES

	2003 Q1	2002 Q4	Q3	Q2	Q1	2001 Q4	Q3	Q2	Q1
Euro versus US$, average rate	$1.07	$1.01	$0.99	$0.92	$0.88	$0.90	$0.89	$0.87	$0.92
Euro versus US$, end rate	$1.09	$1.05	$0.96	$1.00	$0.87	$0.88	$0.91	$0.85	$0.88

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2003
BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE F.H.J. Koffrie Member Executive Board
	By:	/s/ J.P.E. BARBAS J.P.E. Barbas Company Secretary

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